UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files the following

RELEVANT INFORMATION

BBVA´s Board of Directors, at the meeting held on February 12th, 2018, has resolved to call the Annual General Meeting of Shareholders -to be held in Bilbao, at Palacio Euskalduna, calle Abandoibarra number 4- on March 15th, 2018, at 12:00 at first summons, and in the same place and at the same time on March 16th, 2018, at second summons following the attached agenda.

Madrid, February 12th, 2018

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

AGENDA

ONE.- Annual financial statements, profit allocation and corporate management:

1.1	Examination and approval of the annual financial statements and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated group for the year ended December 31, 2017.

1.2	Approval of the allocation of the 2017 profit.

1.3	Approval of corporate management during 2017.

TWO.- Adoption of the following resolutions regarding the re-appointment and appointment of members to the Board of Directors:

2.1	Re-appointment of José Miguel Andrés Torrecillas

2.2	Re-appointment of Juan Pi Llorens

2.3	Re-appointment of Belén Garijo López

2.4	Re-appointment of José Maldonado Ramos

2.5	Appointment of Jaime Caruana Lacorte

2.6	Appointment of Ana Peralta Moreno

2.7	Appointment of Jan Verplancke

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at the number resulting from the resolutions adopted under this agenda item, which will be reported to the General Meeting for all due effects.

THREE.- Authorization for the Company to carry out the derivative acquisition of its own shares, directly or through Group companies, setting the limits or requirements thereon and conferring on the Board of Directors the powers necessary to execute the acquisition, rendering without effect the unused portion of the authorization given at the General Shareholders’ Meeting held on March 14, 2014.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

FOUR.- Approval of a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have significant impact on the Group’s risk profile.

FIVE.- Conferral of authority on the Board of Directors, with may in turn delegate such authority, to formalize, correct, interpret and implement the resolutions adopted by the General Meeting.

SIX.- Consultative vote on the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 12, 2018	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized representative